Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NORTEK CLOSES ON AMENDED AND
RESTATED CREDIT AGREEMENT

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PROVIDENCE, RI, April 3, 2006—**Nortek, Inc.** ("**Nortek**"), a leading international designer, manufacturer and distributor of high-quality branded products for ventilation, HVAC and residential comfort, convenience and entertainment, today announced that it entered into an Amended and Restated Credit Agreement with its banks to expand its revolving credit facility from $100 million to $200 million and to modify certain covenants to reflect the growth in **Nortek** and its improved earnings.

"We are extremely pleased with this amendment to our bank credit facility as it provides **Nortek** with additional liquidity and flexibility to support our future growth," said **Nortek's** Chairman and Chief Executive Officer, Richard L. Bready.

Nortek* (a wholly owned subsidiary of **Nortek Holdings, Inc.**, which is a wholly owned subsidiary of **NTK Holdings, Inc.**) is a leading international designer,

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manufacturer and distributor of high-quality, competitively priced commercial and residential ventilation, HVAC and home technology comfort, convenience and entertainment products. **Nortek** offers a broad array of products for improving the environments where people live and work. Its products include: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and home technology offerings, including audio, video, entry and security and other products.

**As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.*

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